August 8, 2000


Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.  20549

Gentlemen:

     We have been furnished a copy of the response to Item 4 of Form 8-K for the event that occurred on July 11,2000, filed by our former client, Origin Investment Group. We agree with the statements made in response to the Item insofar as they relate to our Firm except as it relates to the following:

     The Form 8-K does not disclose the fact that our opinion, dated February 15, 2000, on the financial statements of Origin Investment Group for the period from inception (April 6, 1999) through December 31, 1999 contained a modification expressing substantial doubt about the Company's ability to continue as a going concern.

Very truly yours,



/S/ BDO Seidman, LLP

BDO Seidman, LLP